SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

9F Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.00001 per share

(Title of Class of Securities)

65442R 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 65442R 109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “JFU.” Each ADS represents one Class A ordinary share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65442R 109	Page 1 of 6 pages

1	Name of Reporting Person JIANG NANCHUN
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,538,385. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,538,385. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,538,385. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

  Percent of Class Represented by Amount in Row (9)

  4.97% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12	Type of Reporting Person IN

CUSIP No. 65442R 109	Page 2 of 6 pages

1	Name of Reporting Person JAS Investment Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,538,385. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,538,385. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,538,385. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

  Percent of Class Represented by Amount in Row (9)

  4.97% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12	Type of Reporting Person CO

CUSIP No. 65442R 109	Page 3 of 6 pages

Item 1(a).	Name of Issuer: 9F Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Room 1607, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China

Item 2(a).	Name of Person Filing: JIANG NANCHUN, JAS Investment Group Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The residence of JIANG NANCHUN is No. 13, No. 26, Changping East 5th Road, Beitun District, Taizhong, Taiwan. The registered address of JAS Investment Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Item 2(c)	Citizenship: JIANG NANCHUN is a citizen of Singapore. JAS Investment Group Limited is a company incorporated in British Virgin Islands.

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to five votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 65442R 109 has been assigned to the ADSs.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each Reporting Person is provided as of December 31, 2021. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The table below is prepared based on 170,161,275 shares of Class A ordinary shares and 61,162,400 shares of Class B ordinary shares outstanding as of December 31, 2021.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares(1)	Class B ordinary shares	Total ordinary Shares(1)	Percentage of total ordinary Shares(2)	Percentage of aggregate voting power(3)
Mr. Jiang Nanchun	11,538,385	—	11,538,385	4.97%	2.4%
JAS Investment Group Limited	11,538,385	—	11,538,385	4.97%	2.4%

CUSIP No. 65442R 109	Page 4 of 6 pages

(1)

Representing (i) 10,635,400 Class A ordinary shares held by JAS Investment Group Limited, a British Virgin Islands company, in the forms of ADSs and (ii) 902,985 Class A ordinary shares that JAS Investment Group Limited may purchase upon exercise of options within 60 days as of December 31, 2021. JAS Investment Group Limited is wholly owned by Mr. JIANG NANCHUN. Mr. JIANG NANCHUN may be deemed to have the sole voting and dispositive power over the shares held by JAS Investment Group Limited.

(2)

To derive this percentage, (x) the nominator is the sum of (i) 10,635,400 Class A ordinary shares held by JAS Investment Group Limited, a British Virgin Islands company, in the form of ADSs and (ii) 902,985 Class A ordinary shares that JAS Investment Group Limited may purchase upon exercise of options within 60 days as of December 31, 2021, and (y) the denominator is (i) 170,161,275, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2021, (ii) 61,162,400, being the number of the Issuer’s total Class B ordinary shares outstanding as of December 31, 2021 that are convertible into the same number of Class A ordinary shares and (iii) 902,985, being Class A ordinary shares that JAS Investment Group Limited may purchase upon exercise of options within 60 days as of December 31, 2021.

(3)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to five votes per Class B ordinary share.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 65442R 109	Page 5 of 6 pages

LIST OF EXHIBITS

Exhibit No.	Description

A*	Joint Filing Agreement

———————————

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

JIANG NANCHUN

/s/ JIANG NANCHUN

JAS Investment Group Limited

By:	/s/ JIANG NANCHUN
Name:	JIANG NANCHUN
Title:	Director

[Signature Page to Schedule 13G/A]